Guinness Atkinson Funds

251 S. Lake Avenue, Suite 800

Pasadena, CA 91101

September 21, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Division of Investment Management

Washington, D.C. 20549

Re:

Guinness Atkinson Funds (the “Trust”) (CIK: 0000919160)

Post-Effective Amendment No. 154 to the Trust’s Registration Statement

 (Accession No. 0001213900-26-021337)

File Nos. 033-75340 and 811-08360 on behalf of the Guinness Atkinson Post-Labor LeadersTM ETF

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment (“PEA”) No. 154 under the Act and Amendment No. 155 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001213900-26-021337) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on February 27, 2026 in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to offer this series at this time. The Amendment was initially scheduled to become effective on May 13, 2026 and subsequently extended under several delaying amendments (PEA Nos. 157, 160, 163, 167 and 168). No securities have been issued or sold in connection with this registration.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777 or diane.drake@mfac-ca.com.

Sincerely,

/s/ Mel de Leon
Mel de Leon
on behalf of Guinness Atkinson Funds